EXHIBIT 99.1

Qiao Xing Universal Telephone, Inc.’s Subsidiary
Appoints New CEO
Wednesday September 3, 9:04 am ET

HUIZHOU, China, Sept. 3 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING — News), announced today Ms. Xue Chen, former CEO and director of CECT has chosen to resign for personal reasons. The board of directors of CECT respected her decision and accepted her resignation. Following the unanimous consent, the board of directors then appointed Mr. Wu Zhiyang as CEO of CECT and Mr. Sun Xueming as director, with immediate effect.

CECT’s management team has now been enhanced, while streamlining several departments at the same time.

Mr. Wu Zhiyang has over ten years of experience in the telecommunications business in China and holds an EMBA from Peking University. He previously held the positions of Vice President and Deputy Chairman with the Qiao Xing Group, a famous group that was recently elected as a TOP 500 company in China, prior to his engagement with CECT. Mr. Wu Zhiyang now acts as Vice Chairman of Qiao Xing Universal Telephone, Inc., Chairman of CECT and CECM. Mr. Wu Zhiyang has been with CECT since May 2002 and is now very familiar with its operations.

Since obtaining approval for the acquisition of CECT in February 2003, XING has conducted a series of studies on all aspects of CECT’s operations and implemented various plans in the area of marketing, R&D, production, sales, finance and human resources to improve on the operational efficiency and to set up a powerful and efficient management team. Under the leadership of this team, CECT has achieved encouraging breakthroughs in the establishment of the distribution network, new product development and brand building.

Based on the principle “Carry forward advantages and avoid deficiency”, we further strengthened and streamlined CECT’s management team. Persons with the appropriate experience and expertise have been appointed to head the respective divisions and departments.

Mr. Wu Ruilin, Chairman of XING, said, “Based on the comparative advantages that CECT enjoys and our expertise in management, marketing and distribution from our XING operations, we aim to make it a top mobile phone manufacturer in China.”

“The restructuring of the management of CECT sees Wu Zhiyang being appointed the CEO. I have confidence in him taking the helm at CECT and lead the company on the right track towards a better performance.”

“I also have full confidence in CECT’s future.” Mr. Wu added.

About Qiao Xing Universal Telephone, Inc.

In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces over 200 models of corded and cordless telephones and distributes such products through an extensive network of more than 3,500 retail stores throughout China. In May 2002, Qiao Xing’s 80% owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003.

Forward-looking statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “projects”, “expects” and “anticipate”, and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Source: Qiao Xing Universal Telephone, Inc.